

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

August 16, 2023

George F. Chappelle, Jr.
Chief Executive Officer
Americold Realty Trust, Inc.
10 Glenlake Parkway, Suite 600
Atlanta, Georgia 30328

      Re: Americold Realty Trust, Inc.
         Definitive Proxy Statement on Schedule 14A
         Filed April 6, 2023
         File No. 001-34723

Dear George F. Chappelle:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Sincerely,

      Division of Corporation Finance
      Disclosure Review Program